SIMILARWEB LTD.
33 YITZHAK RABIN ST.
GIVATAYIM, 5348303
ISRAEL

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. EDT on May 27, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. EDT on May 27, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V92522-P51375 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SIMILARWEB LTD.

The Board of Directors unanimously recommends you vote FOR the following:

1. Re-Election of Class II Directors

Nominees:	**For**	**Against**	**Abstain**
1a. Harel Beit-On	☐	☐	☐
1b. Kipp Bodnar	☐	☐	☐
1c. Joe Del Preto	☐	☐	☐

	For	**Against**	**Abstain**
2. Approve the Company's Compensation Policy for Executive Officers and Directors.	☐	☐	☐
3. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2026 and until the Company's next Annual General Meeting of Shareholders, and to authorize the Company's board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 2).

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V92523-P51375 Continued and to be signed on reverse side SIMILARWEB LTD. Annual General Meeting of Shareholders May 28, 2026 This proxy is solicited by the Board of Directors I, the undersigned shareholder of SIMILARWEB LTD., hereby appoint Ran Vered and Moshe Carmon, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this proxy, all of the ordinary shares of SIMILARWEB LTD. held in my name on its books as of April 23, 2026, at the Annual General Meeting of Shareholders to be held at 4:00 pm Israel time (9:00 am EDT) on May 28, 2026, at the Company's headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel, and any adjournment or postponement thereof. IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSAL 2, AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THIS PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PLEASE NOTIFY GAL ISRAEL, OR BY EMAIL GAL.ISRAEL@SIMILARWEB.COM. PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.